AMENDMENT NO. 1 TO
PARTICIPATION AGREEMENT
AMONG
MFS VARIABLE INSURANCE TRUST,
PRINCIPAL LIFE INSURANCE COMPANY
AND
MASSACHUSETTS FINANCIAL SERVICES COMPANY

THIS AMENDMENT NO. 1 TO THE PARTICIPATION AGREEMENT dated
March 26, 2002, made and entered into this 17th day of May, 2002, by and among MFS
VARIABLE INSURANCE TRUST, a Massachusetts business trust (the "Trust"), PRINCIPAL
LIFE INSURANCE COMPANY, an Iowa corporation (the "Company") on its own behalf and on behalf of each of the segregated asset accounts of the Company set forth in Schedule A to the
Participation Agreement, as may be amended from time to time (the "Accounts"), and
MASSACHUSETTS FINANCIAL SERVICES COMPANY, a Delaware corporation ("MFS").
Defined terms have the same meaning as in the Participation Agreement.

WHEREAS, the Participation Agreement provides that the Company will place purchase, redemption and exchange orders for shares of the Portfolios;

WHEREAS, the Company has engaged Delaware Charter Guarantee & Trust Company
("Trustar") on its behalf to place purchase, redemption and exchange orders for shares of the
Portfolios;

WHEREAS, the Trust and MFS agree to accept such orders placed by Trustar, subject to the terms of this Amendment;

NOW, THEREFORE, in consideration of their mutual promises, the Trust, MFS and the Company agree as follows:

1.	Placement of Orders -- The Trust and MFS will accept purchase, redemption and exchange orders for shares of the Portfolios placed by
Trustar on behalf of the Company pursuant to the terms of the Agreement as if those orders had been placed directly by the Company.

2.	Company Responsibility -- The Company shall assume responsibiljty for the acts and omissions of Trustar in placing such orders and otherwise for its activities undertaken on the Company's behalf to the same extent as if those acts were committed or omitted by the Company directly, and shall provide indemnification for such acts and omissions in accordance with
Section 8.1 of the Agreement.

3.	Miscellaneous -- This Amendment shall be construed and the provisions hereof interpreted under and in accordance with the laws of The Commonwealth of
Massachusetts. This Amendment may be executed simultaneously in one or more counterparts, each of which taken together shall constitute one and the same instrument. A copy of the Trust's Declaration of Trust is 011 file with the
Secretary of State of The Commonwealth of Massachusetts. The Company
acknowledges that the obligations of or arising out of this instrument are not binding upon any of the Trust's trustees, officers, employees, agents or shareholders individually, but are binding solely upon the assets and property of the Trust in accordance with its proportionate interest hereunder. The Company further acknowledges that the assets and liabilities of each Portfolio are separate and distinct and that the obligations of or arising out of this instrument are binding solely upon the assets or property of the Portfolio on whose behalf the
Trust has executed this instrument. The Company also agrees that the obligations of each Portfolio hereunder shall be several and not joint, in accordance with its proportionate interest hereunder, and the Company agrees not to proceed against any Portfolio for the obligations of another Portfolio.

IN WITNESS WHEREOF. each of the parties hereto has caused this Amendment to be executed in its name and on its behalf by its duly authorized representative and its seal to be hereunder affixed hereto as of the date specified above.